T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

BY EDGAR

December 21, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining:

RE:	Coral Gold Resources Ltd. Form 20-F for the Fiscal Year Ended January 31, 2015 Filed June 15, 2015 File No. 000-15688

Thank you for your letter dated November 10, 2015 with respect to the Form 20-F (the "Form 20-F") for the year ended January 31, 2015 filed by Coral Gold Resources Ltd. on June 15, 2015. Our responses below follow your comments. Once we have cleared these comments with you, we will file an amended Form 20-F with the amendments indicated below.

Form 20-F for the Fiscal Year Ended January 31, 2015

COMMENT

Item 5. Operating and Financial Review and Prospects, page 36

In future or any amended filings, please provide a comparative discussion of your results of operations for each period presented in your financial statements. In this regard, we note that you provide financial statements for each of the years ended January 31, 2015, 2014, and 2013, however, your discussion of results of operations is limited to the years ended January 31, 2015 and 2014.

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RESPONSE

We propose to amend the for Form 20-F for the Fiscal Year Ended January 31, 2015 to provide a comparative discussion on our results of operations for each of the years ended January 31, 2015, 2014 and 2013 as follows:

A. Operating Results

Year ended January 31, 2015 compared to the year ended January 31, 2014

Operating and administrative expenses

Operating and administrative expenses were $538,469 for the year ended January 31, 2015 compared to $860,517 for the year ended January 31, 2014, a decrease of $322,048. Decreases in administrative and operating costs in 2015 compared to the year ended January 31, 2014, include decreases of $498,528 in impairment of exploration and evaluation assets as there were no impairment expenses in 2015, $24,705 in professional fees, and $48,970 in salaries and benefits. Additionally, the decrease of corporate activity resulted in decreases in most other expenses. An option grant and the related share-based payments of $259,163 increased the otherwise significantly reduced operating and administrative expenses.

Income or Loss for the year

The income for the year ended January 31, 2015 was $527 compared to a loss of $50,871 for the year ended January 31, 2014, a decrease in loss of $51,398. The decrease was primarily due to a decrease in operating and administrative expenses of $322,048 as noted above. During the year ended January 31, 2015, the Company recorded a gain on foreign exchange of $28,798 as compared to a gain of $7,903 in the previous year. Deferred income tax recovery for the year ended January 31, 2015 of $476,720 decreased by $171,135 compared to the year ended January 31, 2014 mainly due to a lower amount of taxable loss for 2015 as compared to 2014, a higher amount of expired tax losses and negative changes in timing differences in the current year, offset by an increase in the recovery resulting from the foreign exchange gains on the U.S. income tax loss carry-forwards. A deferred tax recovery or expense arises due to differences in the carrying values of assets and liabilities and their tax values and the Company's ability to utilize any of its deferred income tax assets to offset the deferred income tax liability. During the year ended January 31, 2014, the Company recognized a gain on sale of investments of $107,300 on the sale of 370,000 shares of a related party compared to a gain on sale of investments of $7,130 in 2015 on the sale of 20,000 shares of a related party.

Year ended January 31, 2014 compared to the year ended January 31, 2013

Operating and administrative expenses

Operating and administrative expenses were $860,517 for the year ended January 31, 2014 compared to $1,365,288 for the year ended January 31, 2013, a decrease of $504,771. Decreases in administrative and operating costs in 2014 include $846,423 in share-based payments, $60,213 in investor relations and shareholder information costs, and $58,003 in salaries and benefits. Share-based payments expense decreased during the current year as no new stock options were granted. The decrease of corporate activity resulted in decreases in most other expenses. An impairment of exploration and evaluation assets expense of $498,528 increased the otherwise significantly reduced operating and administrative expenses.

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Income or Loss for the year

The loss for the year ended January 31, 2014 was $50,871 compared to a loss of $1,542,564 for the year ended January 31, 2013, a decrease of $1,491,693. The decrease was primarily due to a decrease in operating and administrative expenses of $504,771 as noted above, a decrease in a deferred income tax expense of $795,833, and increases in other items of $191,089. During the year ended January 31, 2014, the Company recorded a gain on foreign exchange of $7,903 as compared to a foreign exchange loss of $15,369 in the year ended January 31, 2013.

During the year ended January 31, 2013, the Company recorded impairment loss on investments due to a long term decline in the value of these investments of $40,337 compared to $nil in the year ended January 31, 2014. Deferred income tax recovery was $647,855 for the year ended January 31, 2014 compared to a deferred income tax expense of $147,978 for the year ended January 31, 2013. During the year ended January 31, 2014, the Company recognized a gain on sale of investments of $107,300 on the sale of 370,000 shares of a related party compared to a gain on sale of investments of $22,155 in 2013 on the sale of 58,500 shares of a related party.

COMMENT

Report of Independent Registered Public Accounting Firm, page 67

We note that the audit opinion provided by Manning Elliot LLP includes an emphasis of a matter paragraph which states that Note 1 to the financial statements "describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern." This conditional language is inconsistent with paragraph 12 of AU Section 341. Please amend the filing to provide a revised report from your auditor that complies with PCAOB standards regarding the description of your going concern uncertainties.

RESPONSE

We have discussed this comment with our auditors.  Our auditors propose to add an additional section to the end of their report to comply with the wording of the relevant PCAOB standards.   This wording will be included in the Report of Independent Registered Accounting Firm in an amended filing of Form 20-F for the Fiscal Year Ended January 31, 2015. The proposed wording of the additional section follows:

COMMENTS BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the auditors' conclusion to be expressed using an unconditional statement of "substantial doubt" about the ability of Coral Gold Resources Ltd.  (the "Company") to continue as a going concern.   Our Report to the Shareholders dated May 29, 2015 is expressed in accordance with Canadian reporting standards that do not require the specific wording "substantial doubt" or to state the conditions and events that were considered in reaching this conclusion.

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In accordance with the standards of the Public Company Accounting Oversight Board (United States) we state that the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, has accumulated losses since inception and has not generated any revenues.  These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our opinion is not modified with respect to this matter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (604) 682-3701 Ext. 236.

Yours truly, CORAL GOLD RESOURCES LTD.

Per:

/s/ Malcolm Davidson
Malcolm Davidson CPA, CA
Chief Financial Officer

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